FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number: 333-13580

Telefonos de Mexico, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Via 190 Colonia Cuauhtemoc Mexico City 06599, Mexico, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX ANNOUNCES THE ACQUISITION OF AN INTEREST IN NET SERVIÇOS

Mexico, City, Mexico, March 21, 2005. Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV:TELMEX; NYSE:TMX; NASDAQ: TFONY; LATIBEX: XTMXL) today announced that, in accordance with the agreement with Globo Comunicações e Participações, S.A., Distel Holding, S.A., UGB Participações S.A. and Roma Participações Ltda. (collectively known as "Globo"), to acquire an equity interest in Net Serviços de Comunicação, S.A. ("Net Serviços"), signed on June 27, 2004, TELMEX, through its subsidiary Latam do Brasil Participações, S.A. ("Latam Brasil"), carried out the acquisition of an equity interest in Net Serviços.

The transactions, subject to the purchase agreement, were executed as follows:

  Globo transferred to GB Empreendimentos e Participações S.A. ("GB"), a former Globo subsidiary, 802,494,433 Net Serviços common shares, representing 51% of Net Serviços' total common shares;

  Globo sold directly to Latam Brasil 460,928,020 Net Serviços' common shares, representing 29.3% of Net Serviços' total common shares;

  Latam Brasil acquired 131,074,091 common shares and 534,996,288 preferred shares of GB, representing 49% of common shares and 100% of preferred shares of GB, respectively.

After the aforementioned as well as of other related transactions, TELMEX, through Latam Brasil, holds 36.6% of Net Serviços' common and 7.9% of its preferred shares, representing 19.6% of Net Serviços' total outstanding shares, in addition to shares TELMEX holds indirectly through GB. Globo remains the controlling-party of GB, which holds 51% of Net Serviços' voting shares.

TELMEX is the leading telecommunications company in Mexico with 17.2 million telephone lines in service, 3.3 million line equivalents for data transmission and 1.7 million Internet accounts. TELMEX offers telecommunications services through a 75 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Colombia, Chile and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com

Net Serviços is the leading cable TV operator in Brazil with more than 1.4 million customers, served through its extensive network, with presence in Brazil's main cities such as São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Curitiba, Brasilia and Florianopolis and Goiania. Net Serviços also provides broadband services to its customers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21,2005.	TELEFONOS DE MEXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Perez Title: Chief Financial Officer

Press Release: TELMEX ANNOUNCES THE ACQUISITION OF AN INTEREST IN NET SERVIÇOS, March 21,2005.